

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Via E-mail
Mr. George E. Rider
Executive Vice President, General Counsel and Secretary
Tallgrass Energy Partners, LP
6640 W. 143rd Street, Suite 200
Overland Park, KS 66223

> **Re: Tallgrass Energy Partners, LP**
> **Registration Statement on Form S-1**
> **Response dated April 19, 2013**
> **File No. 333-187595**

Dear Mr. Rider:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 68

1. We note that your net tangible book value of $430.2 million or $10.41 per unit as of December 31, 2012 on a pro forma basis includes deferred costs of $27 million (page F-4). In addition to the goodwill you have excluded, please revise to reflect your net tangible book value excluding any intangible assets such as deferred costs, as of the most recent balance sheet. Refer to Item 506 of Regulation S-K.

2. Your table discloses a decrease in pro forma net tangible book value per unit attributable to purchasers in the offering whereas the cash payments made by purchasers of the units being offered results in an increase to the pro forma net tangible book value. Please revise.

<u>Unaudited Pro Forma Balance Sheet, page F-4</u>

3. We reissue prior comment 43 of our letter dated March 12, 2013. Please expand your equity section to separately disclose the number of equity units authorized and outstanding for each ownership class, including Tallgrass Development, LP and Tallgrass MLP GP, LLC, on a pro forma basis. Reference is made to SAB Topic 4:F.

<u>Notes To Unaudited Pro Forma Financial Data, page F-6</u>

4. Please refer to adjustment g) in which you disclose a payment of $485.5 million of net proceeds from the offering to a subsidiary of Tallgrass Development. Since the net proceeds from the offering are anticipated to be approximately $264.4 million, please revise to clarify the payment will be comprised of net proceeds from the offering along with borrowings under your new revolving credit facility

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Laura L. Tyson